UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Decrease of 19.4% for the Month of April 2021 Compared to 2019 (Increase of 844.8% Compared to 2020)

GUADALAJARA, Mexico, May 04, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of April 2021. Starting this month, we will include comparisons with the 2019 and 2020 figures, to facilitate the reading and understanding of the passenger traffic trend.

For April 2021, the total number of terminal passengers at GAP’s 12 Mexican airports decreased by 15.7%, compared to the same period of 2019. It is important to highlight that the Tijuana airport presented an increase in passenger traffic of 7.1%, while the Los Cabos, Guadalajara and Puerto Vallarta airports presented a decrease of only 12.7%, 21.5% and 32.9%, respectively, which demonstrate a positive trend in our main airports.

Passenger traffic 2021 compared to 2019 figures

Domestic Terminal Passengers – 14 airports (in thousands):

	Apr-19	Apr-21	% Change	Jan-Apr 19	Jan-Apr-21	% Change
Guadalajara	863.2	692.5	(19.8%)	3,283.6	2,266.1	(31.0%)
Tijuana*	507.3	585.7	15.5%	1,868.5	1,996.4	6.8%
Los Cabos	162.0	167.5	3.4%	556.7	534.4	(4.0%)
Puerto Vallarta	151.1	140.7	(6.9%)	502.8	441.1	(12.3%)
Guanajuato	170.4	124.9	(26.7%)	632.3	410.9	(35.0%)
Montego Bay	0.8	0.0	(100.0%)	2.6	0.0	(100.0%)
Hermosillo	155.9	116.6	(25.2%)	540.9	374.2	(30.8%)
Mexicali	101.1	86.8	(14.2%)	367.1	277.0	(24.5%)
Morelia	36.4	44.7	22.8%	146.6	154.6	5.4%
La Paz	85.3	72.0	(15.6%)	295.4	241.1	(18.4%)
Aguascalientes	55.3	44.4	(19.7%)	198.2	142.2	(28.3%)
Kingston	0.0	0.0	N/A	0.0	0.1	N/A
Los Mochis	37.9	30.7	(19.0%)	121.6	101.6	(16.5%)
Manzanillo	8.4	7.4	(11.7%)	32.2	24.5	(23.9%)
Total	2,335.1	2,113.9	(9.5%)	8,548.7	6,964.3	(18.5%)

International Terminal Passengers – 14 airports (in thousands):

	Apr-19	Apr-21	% Change	Jan-Apr 19	Jan-Apr-21	% Change
Guadalajara	339.6	252.2	(25.7%)	1,327.7	847.2	(36.2%)
Tijuana*	238.7	213.1	(10.7%)	896.8	637.9	(28.9%)
Los Cabos	345.8	276.1	(20.2%)	1,402.0	810.5	(42.2%)
Puerto Vallarta	309.8	168.3	(45.7%)	1,566.8	520.8	(66.8%)
Guanajuato	57.7	35.8	(38.0%)	229.0	121.2	(47.1%)
Montego Bay	423.9	157.6	(62.8%)	1,760.1	462.4	(73.7%)
Hermosillo	5.6	7.4	33.7%	22.7	27.3	20.4%
Mexicali	0.6	0.3	(52.5%)	2.0	1.0	(52.1%)
Morelia	33.6	26.6	(20.8%)	134.8	101.6	(24.6%)
La Paz	1.1	1.0	(8.5%)	4.6	4.9	6.5%
Aguascalientes	16.9	15.0	(11.3%)	61.4	48.9	(20.4%)
Kingston	0.0	44.9	N/A	0.0	160.3	N/A
Los Mochis	0.6	0.8	37.8%	2.2	2.4	6.3%
Manzanillo	8.3	3.5	(57.9%)	45.4	12.9	(71.7%)
Total	1,782.0	1,202.6	(32.5%)	7,455.6	3,759.2	(49.6%)

Total Terminal Passengers – 14 airports (in thousands):

	Apr-19	Apr-21	% Change	Jan-Apr 19	Jan-Apr-21	% Change
Guadalajara	1,202.8	944.7	(21.5%)	4,611.3	3,113.3	(32.5%)
Tijuana*	746.0	798.8	7.1%	2,765.3	2,634.3	(4.7%)
Los Cabos	507.8	443.6	(12.7%)	1,958.7	1,344.9	(31.3%)
Puerto Vallarta	460.9	309.1	(32.9%)	2,069.6	961.9	(53.5%)
Guanajuato	228.1	160.7	(29.5%)	861.3	532.1	(38.2%)
Montego Bay	424.7	157.6	(62.9%)	1,762.7	462.4	(73.8%)
Hermosillo	161.5	124.1	(23.2%)	563.6	401.5	(28.8%)
Mexicali	101.7	87.1	(14.4%)	369.2	278.0	(24.7%)
Morelia	70.0	71.3	1.9%	281.5	256.2	(9.0%)
La Paz	86.4	73.0	(15.5%)	300.0	246.1	(18.0%)
Aguascalientes	72.2	59.4	(17.7%)	259.6	191.0	(26.4%)
Kingston	0.0	45.0	N/A	0.0	160.4	N/A
Los Mochis	38.4	31.5	(18.2%)	123.9	104.0	(16.1%)
Manzanillo	16.6	10.9	(34.7%)	77.7	37.4	(51.9%)
Total	4,117.1	3,316.5	(19.4%)	16,004.3	10,723.4	(33.0%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Apr-19	Apr-21	% Change	Jan-Apr 19	Jan-Apr-21	% Change
Tijuana	234.8	211.4	(9.9%)	882.1	632.4	(28.3%)

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January to April 2019.

Passenger traffic 2021 compared to 2020 figures

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Apr-20	Apr-21	% Change	Jan-Apr-20	Jan-Apr-21	% Change
Guadalajara	83.9	692.5	725.8%	2,420.4	2,266.1	(6.4%)
Tijuana*	108.8	585.7	438.5%	1,528.8	1,996.4	30.6%
Los Cabos	22.1	167.5	657.9%	424.8	534.4	25.8%
Puerto Vallarta	6.3	140.7	2144.8%	374.1	441.1	17.9%
Guanajuato	10.7	124.9	1062.8%	435.4	410.9	(5.6%)
Montego Bay	0.0	0.0	N/A	1.0	0.0	(100.0%)
Hermosillo	13.4	116.6	768.8%	409.6	374.2	(8.6%)
Mexicali	12.4	86.8	599.5%	289.4	277.0	(4.3%)
Morelia	7.7	44.7	479.7%	133.5	154.6	15.8%
La Paz	7.9	72.0	808.0%	221.5	241.1	8.9%
Aguascalientes	3.0	44.4	1362.0%	140.6	142.2	1.1%
Kingston	0.0	0.0	N/A	1.3	0.1	(89.1%)
Los Mochis	3.8	30.7	711.5%	90.6	101.6	12.2%
Manzanillo	0.3	7.4	2382.6%	23.5	24.5	4.4%
Total	280.3	2,113.9	654.1%	6,494.2	6,964.3	7.2%

International Terminal Passengers – 14 airports (in thousands):

Airport	Apr-20	Apr-21	% Change	Jan-Apr-20	Jan-Apr-21	% Change
Guadalajara	28.9	252.2	773.9%	986.7	847.2	(14.1%)
Tijuana*	21.4	213.1	897.8%	705.7	637.9	(9.6%)
Los Cabos	2.4	276.1	11548.1%	949.4	810.5	(14.6%)
Puerto Vallarta	4.3	168.3	3796.0%	1,090.6	520.8	(52.2%)
Guanajuato	4.1	35.8	779.9%	152.3	121.2	(20.4%)
Montego Bay	0.6	157.6	24529.2%	1,133.6	462.4	(59.2%)
Hermosillo	0.1	7.4	5132.4%	18.9	27.3	44.3%
Mexicali	0.0	0.3	483.0%	1.3	1.0	(23.0%)
Morelia	3.4	26.6	678.4%	103.0	101.6	(1.3%)
La Paz	0.1	1.0	1282.9%	3.4	4.9	45.3%
Aguascalientes	1.5	15.0	924.3%	49.9	48.9	(2.0%)
Kingston	3.7	44.9	1108.7%	357.2	160.3	(55.1%)
Los Mochis	0.0	0.8	8855.6%	1.3	2.4	86.2%
Manzanillo	0.2	3.5	1480.0%	28.7	12.9	(55.2%)
Total	70.7	1,202.6	1601.1%	5,581.9	3,759.2	(32.7%)

Total Terminal Passengers – 14 airports (in thousands):

Airport	Apr-20	Apr-21	% Change	Jan-Apr-20	Jan-Apr-21	% Change
Guadalajara	112.7	944.7	738.1%	3,407.1	3,113.3	(8.6%)
Tijuana*	130.1	798.8	513.9%	2,234.5	2,634.3	17.9%
Los Cabos	24.5	443.6	1712.5%	1,374.2	1,344.9	(2.1%)
Puerto Vallarta	10.6	309.1	2818.6%	1,464.7	961.9	(34.3%)
Guanajuato	14.8	160.7	985.1%	587.7	532.1	(9.5%)
Montego Bay	0.6	157.6	24529.2%	1,134.5	462.4	(59.2%)
Hermosillo	13.6	124.1	814.5%	428.5	401.5	(6.3%)
Mexicali	12.5	87.1	599.1%	290.6	278.0	(4.3%)
Morelia	11.1	71.3	540.7%	236.5	256.2	8.3%
La Paz	8.0	73.0	812.1%	224.9	246.1	9.4%
Aguascalientes	4.5	59.4	1219.9%	190.5	191.0	0.3%
Kingston	3.7	45.0	1109.3%	358.5	160.4	(55.2%)
Los Mochis	3.8	31.5	730.9%	91.8	104.0	13.2%
Manzanillo	0.5	10.9	1999.2%	52.2	37.4	(28.3%)
Total	351.0	3,316.5	844.8%	12,076.1	10,723.4	(11.2%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Apr-20	Apr-21	% Change	Jan-Apr-20	Jan-Apr-21	% Change
Tijuana	21.3	211.4	893.6%	698.6	632.4	(9.5%)

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: May 4, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer